05010027

LANXESS
Energizing Chemistry

RECEIVED JUL 27 2005 PROCESSING SECTION 213

LANXESS AG / 51369 Leverkusen, Deutschland

Office of International Coporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A

SUPPL

20. Juli 2005

LANXESS AG
Stephanie Coßmann
Law & Intellectual Property
Beteiligungsverwaltung
Geb. K 10 / R. 3100
51369 Leverkusen, Deutschland

Telefon +49 214 30-43807
Telefax +49 214 30-24806
stephanie.cossmann
@lanxess.com
www.lanxess.com

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934 – File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

Dr. Stephanie Coßmann

7/28

LANXESS
Energizing Chemistry

DGAP-Ad hoc: LANXESS AG:Increase of capital stock to service its mandatory convertible bond

Ad hoc announcement §15 WpHG

Capital stock, mandatory convertible bond

LANXESS AG:Increase of capital stock to service its mandatory convertible bond

Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

LANXESS Aktiengesellschaft increases its capital stock by EUR 11,586,478 to service its mandatory convertible bond

Leverkusen, July 20, 2005
LANXESS AG ("LANXESS") has raised its capital stock by EUR 11,586,478 to EUR 84,620,670 out of its contingent capital of EUR 73,034,192 by issuing 11,586,478 no-par bearer shares with a proportionate share of the capital stock of EUR 1.00 in order to meet the conversion rights exercised by Morgan Stanley & Co. International Ltd. ("Morgan Stanley") under a mandatory convertible bond issue. The new shares are entitled to dividend payments from January 1, 2005 and will be included in the existing LANXESS shares listed under German securities identification number WKN 547040. The new shares will be traded from July 22, 2005. The exercise of this conversion right reduces the company's debt and interest expense and thus strengthens its equity base. The capital increase was undertaken exclusively to grant shares to Morgan Stanley as the sole holder of the mandatory convertible bond with a nominal value of EUR 200,000,000 issued by LANXESS in September 2004. Morgan Stanley placed the 11,586,478 new LANXESS shares with institutional investors on June 7, 2005 at a price of EUR 18.20 per share. In view of the price performance of LANXESS stock, no further shares have to be issued to meet the convertible bond issue following exercise of the conversion rights by Morgan Stanley.

Contacts LANXESS AG/ Investor Relations

Michael Pontzen: +49 214-30 43804
Tanja Satzer: +49 214-30 43801
Oliver Stratmann: +49 214-30 49611
Dr. Gerd Zelesny: +49 214-30 71416

LANXESS AG
Kaiser-Wilhelm-Allee
51369 Leverkusen
Deutschland

ISIN: DE0005470405 (MDAX)
WKN: 547040

Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart

End of ad hoc announcement (c)DGAP 20.07.2005

Issuer's information/explanatory remarks concerning this ad hoc announcement:

Legal notice:

This announcement is issued for information purposes only and constitutes neither an offer to sell nor an invitation to purchase securities.

Dissemination of this announcement and/or the offering for sale or the sale of LANXESS shares may be legally restricted in certain jurisdictions. Persons receiving or reading this announcement should inquire as to the existence of such restrictions and should observe them.

It is not intended to publish a sales prospectus or other information material relating to the offering in the Federal Republic of Germany. In particular, no sales prospectus within the meaning of the Securities Sales Prospectus Act will be published in the Federal Republic of Germany. Any offers, sales or the publication of offer documents in the Federal Republic of Germany may therefore violate the Securities Sales Prospectus Act.

This announcement is not an offer for the sale of securities in the United States of America. Neither the offer for sale nor the sale of LANXESS shares has been or is being registered under the U.S. Securities Act of 1933, as amended. Therefore, the shares may not be offered for sale or sold except with prior registration or with an exemption from registration under the said Act. A public placement of the shares in the United States would only be permissible upon the issuance of a prospectus containing detailed information on LANXESS and its management together with financial statements of LANXESS and consolidated financial statements of the LANXESS Group.

This announcement is directed only to persons who 1) are currently outside the United Kingdom or 2) have professional investment experience (within the meaning of Article 19(5) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2001 (the "Order") and 3) are covered by Article 49(2)(a) to (d) of the Order (high net worth corporations, unincorporated associations etc.). All such persons are for this purpose designated "relevant persons". Persons other than relevant persons may neither take this announcement as an inducement to purchase securities nor place reliance upon it. The shares referred to in this announcement are available only to relevant persons. Invitations, agreements and offers to purchase such shares are directed only to relevant persons. If you are currently in the United Kingdom and do not fall into one of the above categories, the investment options to which this announcement refers are not available to you and you should neither take this announcement as an inducement to purchase securities nor place reliance upon it.

End of message (c)DGAP

200947 Jul 05